UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 11)

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01917019

(CUSIP Number)

Knighted Pastures, LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAME OF REPORTING PERSON Knighted Pastures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,096,270 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,096,270 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,096,270 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes 190,000 warrants to purchase Common Shares at $11.50 per share

(2) Percentage calculated based on 45,515,313 Common Shares issued and outstanding as of May 17, 2024, as reported in the Issuer’s Form 10-Q filed on May 20, 2024.

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1	NAME OF REPORTING PERSON Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,176,423 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,176,423 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,176,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 8,906,270 Common Shares and 190,000 warrants to purchase Common Shares at $11.50 per share owned by Knighted Pastures, LLC, and 3,080,153 Common Shares owned by Roy Choi.

(2) Percentage calculated based on 45,515,313 Common Shares issued and outstanding as of May 17, 2024, as reported in the Issuer’s Form 10-Q filed on May 20, 2024.

CUSIP No. 01917019	13D/A	Page 4 of 8 Pages

AMENDMENT NO. 11 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, Amendment No. 4 thereto filed on September 9, 2023, Amendment No. 5 thereto filed on December 28, 2023, Amendment No. 6 thereto filed on February 6, 2024, Amendment No. 7 thereto filed on March 7, 2024 (the “Amendment No. 7”), Amendment No. 8 thereto filed on May 23, 2024, Amendment No. 9 thereto filed on July 1, 2024 and Amendment No. 10 thereto filed on July 11, 2024 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On March 7, 2024, Reporting Persons disclosed on Amendment No. 7 to the Schedule 13D that Reporting Persons intended to (a) nominate qualified individuals for election to the board of directors of Issuer at the next annual meeting of stockholders of Issuer and (b) propose changes to the Issuer’s charter, bylaws and other organizational documents that adversely affect what the Reporting Persons believe can generate or enhance shareholder value.

On July 17, 2024, Knighted Pastures LLC (“Knighted”) delivered the Amended and Restated Notice of Nomination for Election as Directors at 2024 Meeting of Stockholders of Issuer (the “Notice”). A summary of the Notice is as follows:

Knighted, as the proposing stockholder and as the record owner of shares of Common Stock, notified the Issuer of its intent to (a) nominate three highly qualified candidates to stand for election to the board of directors as Class B directors at the 2024 stockholder meeting, (b) propose to amend the Amended and Restated Bylaws of Issuer to modify the approval requirements for the board of directors to take certain actions and the procedures for calling a special meeting of the board of directors, and (c) propose that Yangyang Li, Yushi Guo, and Yuanfei Qu, directors of Issuer, be removed for cause, in each case which may be presented as one or more proposals at the 2024 stockholder meeting. More information about the proposals is provided below.

Proposal Regarding Nominees for Board of Directors

The three highly qualified candidates are: Roy Choi, Walter Delph and Jennifer van Dijk and their biographies are set forth below:

Roy Choi is an experienced entrepreneur with a track record in the inception, development, and leadership of high-revenue enterprises. As the Chief Executive Officer, Manager and Co-Founder of Knighted, Choi has extensive experience in the entertainment and gaming industries, with a concentrated interest in casino gaming, media, video games, and minor league sports. In addition to his leadership at Knighted, Choi holds the position of Chairman of the Board at PM Studios, a video game development and publishing company. Choi co-founded the Bay Area Panthers in the Indoor Football League. In the nonprofit sphere, Choi is the Founder and Chairman of Children in Harmony’s Amani Project and is the Executive Producer and Board Chair of Kollaboration, a nonprofit that promotes and showcases emerging Asian Pacific artists and performers across 15 cities in North America. He serves on the Board of Trustees for the Southern California Institute of Architecture.

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Mr. Choi has an M.B.A. from the Columbia Business School and an M.B.A. from the London Business School, along with a B.A. in Cinema from USC School of Cinematic Arts.

Walter Ivey Delph III has extensive experience sitting on company boards as an executive and a non-executive director. Delph was Chief Business Officer and SVP of Magic Leap, Inc. and before that, he spent six years at Boston Consulting Group, most recently as a Partner and Managing Director. He served as CEO and a Board member of Fox Mobile Group, Vice President of Digital Operations at Twentieth Century Fox, Inc., and a Director at Verizon, Inc. Prior to Verizon, Delph was at Time Warner, Inc. and Tradeout, Inc. and an Analyst in Goldman Sachs, Inc.’s Investment Banking division.

Mr. Delph has a B.A. from Middlebury College and an M.B.A. from Harvard University.

Jennifer van Dijk is the Chief Executive Officer of Superplastic, an entertainment brand that creates and manages synthetic artists and influencers through social media and branding partnerships. Prior to joining Superplastic, she was President at Dapper Labs North America where she oversaw the strategy and execution of licensing partnerships. Prior to joining Dapper, Ms. van Dijk was Chief Executive Officer of Hoonigan, an automotive lifestyle and content company. Before joining Hoonigan, Ms. van Dijk served as Executive Vice President of Digital and Content Partnerships at Wasserman where she created and lead Athlete Exchange, an influencer marketing business for Wasserman athletes. Ms. van Dijk returned to Wasserman to lead the digital revenue strategy for talent in 2018 following a two-year role as Chief Strategy Officer for the LA Clippers. Prior to her role with the Clippers, Ms. van Dijk served as Vice President, Team Marketing & Business Operations at the National Basketball Association. During Ms. van Dijk’s first stint at Wasserman, she served as Senior Vice President, Digital. Prior to Wasserman, Ms. van Dijk spent nine years at IMG.

Ms. van Dijk holds a B.A. in political science from Mount Holyoke College in Massachusetts.

Proposal to Amend Issuer’s Amended and Restated Bylaws

Knighted intends to propose to amend the Amended and Restated Bylaws of Issuer to modify the approval requirements for the board of directors to take certain actions and the procedures for calling a special meeting of the board of directors. The proposed amendment would require that the Issuer’s board of directors not take any of the following actions without the approval of at least 80% of the directors then in office at a meeting for which 10 business days’ notice was given to all directors stating the purpose thereof:

(a)	Issue, transfer or sell (in one or a series of related transactions) more than 0.5% of the shares of common stock then outstanding; provided that the authorization, issuance, transfer or sale of any security of Issuer or another entity that is convertible into or exercisable or exchangeable for (either immediately or following the passage of time or happening of events) common stock of Issuer shall be deemed a sale of the number of shares of common stock of Issuer that may be acquired upon such conversion, exercise or exchange;

CUSIP No. 01917019	13D/A	Page 6 of 8 Pages

(b)	Authorize, issue, transfer or sell (i) shares of any class or series of preferred stock of Issuer or (ii) any security of any entity that is convertible into or exercisable or exchangeable for (either immediately or following the passage of time or happening of events) shares of any class or series of preferred stock of Issuer;
(c)	Declare any dividend on the shares of any capital stock of Issuer;
(d)	Repurchase or redeem any shares of common stock of Issuer during any calendar quarter, to the extent the shares so repurchased or redeemed would exceed 0.5% of the shares of common stock outstanding as of the beginning of such quarter;
(e)	Enter into any transaction (or series of transactions) that would result in an expenditure of Issuer’s cash or cash-equivalents in an amount that equals or exceeds a number equal to 2% of the aggregate market capitalization of the common stock of Issuer as of the close of business on the day before such transaction (or series of transactions) is first approved by the board of directors;
(f)	Take action to cause Issuer to cease to be listed on a national securities exchange;
(g)	Approve any “business combination” with an “interested stockholder” of Issuer (using those terms as they are defined in Section 203 of the Delaware General Corporation Law to apply to this sentence, irrespective of whether such interested stockholder is subject to the restrictions set forth in such Section 203); or
(h)	Amend, restate, repeal or replace these Bylaws, or amend, restate or adopt any new Bylaw, in whole or in part.

In addition, the proposed amendment would allow meetings of the board of directors to be called by any two directors.

Proposal Regarding Removal of Directors For Cause

Knighted intends to propose that the following directors be removed for cause (the “Subject Directors”):

●	Yangyang Li. Director Li has been the Chairman of Issuer’s board of directors since 2021 and was a member of Issuer’s Nominating and Corporate Governance Committee and Compensation Committee until April 30, 2024.
●	Yushi Guo. Director Guo has been a director of Issuer since 2022 and is a member of Issuer’s Compensation Committee.
●	Yuanfei Qu. Director Qu has been a director of Issuer since 2022 and is a member of Issuer’s Compensation Committee.

Knighted believes that grounds also exist for the removal for cause of Director Jingsheng Lu but has not included Mr. Lu as a Subject Director in this proposal based on the understanding that Mr. Lu is a Class B Director and will stand for election at the 2024 Annual Meeting. To the extent that this understanding is not correct, Knighted reserves the right to include Mr. Lu as a Subject Director.

Knighted contends that grounds exist to remove the Subject Directors for cause because they breached their fiduciary duties by taking the actions to entrench themselves in office as directors and to maintain the control of Issuer by their affiliate, Ourgame International Holdings Limited (“Ourgame”) so that Ourgame could continue to enrich itself at the expense of Issuer and its other stockholders. Knighted’s contentions are based in part on the civil action Knighted brought in the Court of Chancery of the State of Delaware against the Subject Directors, current and former Directors Yinghua Chen, Joseph Lahti, Jingsheng Lu, Adam Pliska, and Guanzhou Qin, Ourgame, Primo Vital Ltd., Elite Fun Entertainment Co., Ltd. and Elite Fun Entertainment Limited, C.A. No. 2024-0222-JTL (the “Chancery Action”).

CUSIP No. 01917019	13D/A	Page 7 of 8 Pages

The Issuer’s board of directors took certain actions, including termination of a share purchase agreement, amendments to Section 8.7 of Issuer’s Amended and Restated Bylaws, and certain other actions, as set forth in Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2024. Knighted believes such actions were taken because the Subject Directors and other defendants in the Chancery Action knew that they would not be able to establish at trial that the director defendants complied with their fiduciary duties. Knighted further believes that the actions of the Subject Directors, and other directors, have likely caused Issuer to incur significant legal fees and expenses. Based on the foregoing, the Reporting Persons believe that there is abundant basis for removing the Subject Directors for cause.

THIS SCHEDULE 13D IS NOT A SOLICITATION. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS, PROPOSED CHANGES TO THE BYLAWS, REMOVING CERTAIN EXISTING DIRECTORS FOR CAUSE OR ANY OTHER MATTER TO BE VOTED UPON AS DESCRIBED IN THIS SCHEDULE 13D. THE REPORTING PERSONS WILL NOT ACCEPT PROXIES FROM ANY STOCKHOLDER IN CONNECTION WITH THE ACTIONS CONTEMPLATED BY THIS SCHEDULE 13D.

CUSIP No. 01917019	13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024	/s/ Roy Choi
Roy Choi

Dated: July 18, 2024	Knighted Pastures, LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager